Exhibit 99.1
PRESS RELEASE:
Randgold Resources Proposes Business Combination with Moto Goldmines
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
London, United Kingdom, 16 July, 2009 — Randgold Resources Limited (LSE:RRS) (NASDAQ:GOLD) (“Randgold”) today announced that it has approached the Board of Directors of Moto Goldmines Limited (“Moto”) (TSX:MGL) (AIM:MOE) and proposed to enter into an arrangement agreement providing for the exchange of each outstanding common share of Moto for the equivalent of C$5.00 per share (as at 15 July 2009) (the “Proposed Randgold Transaction”). Under the Proposed Randgold Transaction, Moto shareholders would receive 0.07061 of an ordinary share of Randgold (or, where applicable, 0.07061 of an American Depositary Share (“ADS”) of Randgold) per Moto share. In addition, Moto shareholders would be provided the option to elect to receive (in lieu of Randgold shares or ADSs) cash consideration of US$4.47 per Moto share (C$5.00 based on the noon exchange rate published by the Bank of Canada on 15 July 2009) in respect of all or some of their Moto shares, subject to proration based on an aggregate maximum cash amount payable to all Moto shareholders under the Proposed Randgold Transaction of US$244 million. Assuming full take-up of the cash alternative Randgold would expect to issue a total of approximately 3.9 million shares (including shares represented by ADSs) and pay a total cash amount of approximately US$244 million to Moto shareholders.
As detailed more fully below, the Board of Randgold believes that the Proposed Randgold Transaction is superior to the transaction proposed by Red Back Mining Inc. (“Red Back”) in the Red Back Agreement (as defined below) (the “Red Back Transaction”).
Based on the closing price of Randgold ADSs on 15 July 2009 of US$63.26 per ADS, the Proposed Randgold Transaction values Moto at approximately US$488 million (C$546 million) and represents a premium to Moto shareholders of:
•	approximately 7%, based on the closing price of Moto’s common shares on the Toronto Stock Exchange and the closing price of Randgold’s ADSs on NASDAQ, adjusted to Canadian dollars, as at 15 July 2009;
•	approximately 12%, based on the 20-day volume-weighted average price of Moto’s common shares on the Toronto Stock Exchange and the 20-day volume weighted average price of Randgold’s ADSs on NASDAQ, adjusted to Canadian dollars, to 15 July 2009;
•	approximately 11%, based on the closing price of Moto’s common shares on the Toronto Stock Exchange as at 29 May 2009, the last business day prior to the announcement of the Red Back Transaction and the closing price of Randgold’s ADSs on NASDAQ, adjusted to Canadian dollars, as at 15 July 2009; and
•	approximately 60%, based on the 20-day volume-weighted average price of Moto’s common shares on the Toronto Stock Exchange to 29 May 2009, the last business day prior to the announcement of the Red Back Transaction and the 20-day volume weighted average price of Randgold’s ADSs on NASDAQ, adjusted to Canadian dollars, to 15 July 2009.
Joint Venture with AngloGold Ashanti
Randgold and AngloGold Ashanti Limited (“AngloGold”) have agreed to cooperate in respect of the Proposed Randgold Transaction. In that regard, AngloGold has agreed to fully fund the cash alternative described above in partial payment for an indirect 50% interest in Moto which it would acquire upon completion of the Proposed Randgold Transaction. Pursuant to AngloGold’s agreement to acquire its indirect interest as described, as is customary for transactions of this nature, an application has been made by AngloGold and is currently under consideration by the South African Reserve Bank. In addition, following completion of the Proposed Randgold Transaction, AngloGold would be jointly responsible with Randgold for funding the development of the Moto Gold Project for the collective benefit of the shareholders of all three companies. Randgold would be appointed operator of the project.
Randgold and AngloGold have received the full support from their respective boards of directors for the Proposed Randgold Transaction. Neither Randgold nor AngloGold requires shareholder approval in order to proceed with the Proposed Randgold Transaction.
Conditions to the Proposed Randgold Transaction
The Proposed Randgold Transaction is subject to Moto terminating its arrangement agreement dated 1 June 2009 between Red Back and Moto, as amended effective 26 June 2009 (the “Red Back Agreement”), Randgold and Moto entering into a definitive arrangement agreement and Moto announcing its recommendation of the Proposed Randgold Transaction.
The Proposed Randgold Transaction would also be subject to certain other customary closing conditions, which would be set forth in a definitive agreement governing the terms of the Proposed Randgold Transaction and would be substantially similar to the conditions set forth in the Red Back Agreement, including the receipt of any regulatory approvals and the approval of the Proposed Randgold Transaction by not less than 66 2/3% of the outstanding shares and options of Moto, voting as a single class and a simple majority of the votes cast in person or by proxy by Moto shareholders at the special meeting called to approve the Proposed Randgold Transaction.
The definitive agreement would also provide that if Moto shareholders elect to receive in aggregate more than the maximum aggregate amount of cash offered under the Proposed Randgold Transaction, (a) the amount of cash consideration available to Moto shareholders making a cash election pursuant to the Proposed Randgold Transaction would be allocated pro rata among all Moto shareholders making valid cash elections; and (b) each Moto shareholder electing cash would instead receive Randgold ordinary shares (or ADSs, as applicable) as consideration for the amount by which the value of such Moto shareholder’s original cash election exceeds the amount of cash so allocated to such Moto shareholder, in lieu of the cash that the Moto shareholder would have received absent proration.
Superior proposal
Randgold believes that the Proposed Randgold Transaction satisfies all the requirements of a “Superior Proposal”, as defined in the Red Back Agreement, as it:
•	is reasonably capable of being completed without undue delay;
•	relates to the acquisition of 100% of the outstanding Moto shares;
•	is available to all Moto shareholders on the same terms and conditions;
•	is not subject to a due diligence condition; and
•	is fully financed.
In addition, Moto shareholders would benefit from:
•	a premium to the value of the Red Back Transaction of approximately 9% based on the closing share prices of Red Back and Randgold as at 15 July 2009 and approximately 17% based on the 20-day volume-weighted average prices of Red Back and Randgold to 15 July 2009;

•	the certainty of cash to lock in the offer premium. This compares to the Red Back Transaction, which was initially worth C$4.70 per Moto share, is currently worth only C$4.59 and, since announcement of the Red Back Transaction, has traded as low as C$3.83;
•	the liquidity of Randgold’s stock — over the last month the average aggregate daily trading value of Randgold shares on the London Stock Exchange and Randgold ADSs on NASDAQ was US$108 million, compared to US$10 million for Red Back’s shares on the Toronto Stock Exchange and an aggregate of US$1 million for Moto’s shares on the Toronto Stock Exchange and the London Stock Exchange’s Alternative Investment Market, adjusted to United States dollars, to 15 July 2009;
•	the ability to participate in the upside of the Moto Gold Project as well as Randgold’s gold mines and world class development and exploration pipeline; and
•	Randgold’s strong, experienced technical and management teams that have proven their ability to bring assets into production in West Africa which will be combined in the development of the Moto Gold Project with the technical and financial capabilities of AngloGold, Africa’s largest gold producer.
Support from Moto shareholders
Shareholders of Moto representing an aggregate of 39.4 million shares, or 36.1% of the issued and outstanding common shares of Moto, have agreed to support the Proposed Randgold Transaction and to vote against the existing Red Back Transaction if it is not withdrawn (“Irrevocable Undertakings”). Of these, Irrevocable Undertakings representing approximately 24.5 million shares (22.4%) remain binding in the event of a higher competing offer from Red Back or any other third party, and Irrevocable Undertakings representing approximately 15.0 million shares (13.7%) may be terminated in the event of a higher competing offer in excess of C$5.25 per Moto share.
Support from the Government of the Democratic Republic of the Congo
Randgold has received formal written support for the Proposed Randgold Transaction from the Government of the Democratic Republic of the Congo which recognises significant merits in Randgold as operator of the Moto Gold Project.
Current Status
Subject to the fulfilment of the conditions described above, Randgold intends to proceed with the Proposed Randgold Transaction. However, shareholders are reminded that while Randgold has approached Moto about entering into the Proposed Randgold Transaction, to date, due to the restrictions imposed by the Red Back Agreement, there have been no negotiations with Moto, and to Randgold’s knowledge the Red Back Agreement remains in full force and effect. There can be no assurance that the parties will enter into a definitive arrangement agreement for the Proposed Randgold Transaction, that the Proposed Randgold Transaction will be implemented, or that any other transaction will be entered into with Moto. Consequently, holders of Randgold and Moto securities are advised to continue to exercise caution when dealing in relevant securities until a further announcement is made.
This release is for informational purposes only and it is not intended to be proxy solicitation materials and it does not constitute an offer to sell or a solicitation of an offer to buy securities of Randgold, Moto or AngloGold.
Enquiries:
For further information, please contact:
Randgold Resources Limited

Dr Mark Bristow	Kathy du Plessis
Chief Executive	Investor & Media Relations
Tel: +44 788 071 1386	Tel: +44 20 7557 7738
Tel: +223 6675 0122	email: randgoldresources@dpapr.com
About Randgold
Randgold is a gold mining and exploration company with its principal activities focused on West and East Africa and stated reserves of 8.87 Moz. In Mali, Randgold has an 80% controlling interest in the Loulo mine, which is currently mining from two open pits and has just commenced mining from one underground mine whilst developing a second underground mine. In the Loulo region, Gounkoto, on the Loulo permit, is shaping up as a significant new discovery. Also in Mali, Randgold owns a 40% interest in the Morila Joint Venture, the owner of the Morila mine, which it also operates. In Côte d’Ivoire, Randgold owns an effective 84% controlling interest in the Tongon development project, where it has commenced construction and expects to be in production towards the end of 2010. In Senegal, Randgold has a new discovery, Massawa, which is at prefeasibility stage and which it believes has multi million ounce potential and the makings of a world-class orebody. Randgold also has exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania.
Legends
HSBC, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Randgold and no one else in connection with the Randgold Transaction and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Randgold Transaction, the contents of this announcement or any other matter referred to herein.
CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Many of these assumptions are based on factors and events that are not within the control of Randgold or Moto and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold and Moto to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of the combined companies, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended December 31, 2008 which was filed with the U.S. Securities and Exchange Commission on May 15, 2009 and in the section entitled “Risk Factors” in Moto’s Amended and Restated Annual Information Form of the year ended December 31, 2008. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-

looking statements. Randgold does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
In the event a transaction is entered into between Randgold and Moto, of which there can be no assurance, Randgold will file important documents with the SEC and with applicable Canadian securities regulatory authorities. In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of such documents at the SEC’s web site at www.sec.gov, at the website of the Canadian securities regulators at www.sedar.com, or by directing a request to:
Randgold Resources Limited
David Haddon
General Counsel and Secretary